Exhibit 99.1

Double Hull Tankers, Inc. sets dividend policy to a fixed
annual amount of $1.00 per share

ST. HELIER, JERSEY, CHANNEL ISLANDS, January 4, 2008 – Double Hull Tankers, Inc. (“DHT”) (NYSE:DHT) today announced that its Board of Directors has set a dividend policy to provide the shareholders with a fixed quarterly dividend of $0.25 per common share commencing with the first dividend payment attributable to the 2008 fiscal year.

This dividend policy is intended to provide shareholders with a stable and visible distribution and also position the Company to use its incremental cash flow to fund future growth opportunities.

In reference to the recent acquisition of two suezmax tankers chartered to Overseas Shipholding Group (“OSG”) on long term bare boat charters, the Company believes the fundamentals for the tanker market will remain strong and allow for additional growth opportunities. The present spot market in which the vessels are operating is substantially higher than the base charter hire, and serves the basis for the vessels to earn significant additional hire and generate significant cash flow over and above the base hire under the profit sharing arrangements the Company has with OSG.  The dividend policy allows for a dividend amount that is consistent with the Company’s business model of having its vessels on long term charters with financially strong customers.  The long term strategy of the Company remains to increase shareholder value and provide stable and predictable dividend payments.

The Board of Directors of DHT retains the discretion to review and amend the Company’s dividend policy and declare quarterly dividends that deviate from the above quarterly estimated dividend of $0.25 per common share, taking into consideration legal restrictions, covenants under the Company’s credit agreement and changes in the Company’s operating cash flow from various market conditions.

Forward Looking Statements
This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuildings, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.”  All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our latest annual report on Form 20-F entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov.  These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:

Eirik Ubøe, CFO
Phone: +44 1534 639 759 and +47 412 92 712 (mobile)
E-mail: info@dhtankers.com and eu@tankersservices.com